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                              March 14, 2024

       Melvin Tan
       CFO
       Locafy Ltd
       246A Churchill Avenue
       Subiaco WA 6008, Australia

                                                        Re: Locafy Ltd
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            Filed October 11,
2023
                                                            File No. 001-41333

       Dear Melvin Tan:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Period Ended June 30, 2023

       B. Liquidity and Capital Resources, page 41

   1. Please disclose at the forefront of your liquidity section that there is substantial doubt about your ability to
continue as a going concern. Also, disclose that you are in default on your ASX convertible
notes as noted on page F-28. Provide us with your proposed future disclosure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Melvin Tan
Locafy Ltd
March 14, 2024
Page 2



       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMelvin Tan                             Sincerely,
Comapany NameLocafy Ltd
                                                         Division of
Corporation Finance
March 14, 2024 Page 2                                    Office of Technology
FirstName LastName